Smartt,Inc., FKA Carsmartt, Inc.

2828 Coral way #412

Miami Fl 33145

July 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Smartt, Inc. FKA Carsmartt, Inc.
Notice of Exempt Offering of Securities on Form D, filed 03-22-2019
File Number: 021-335491

Ladies and Gentlemen:

Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Smartt, Inc. FKA Carsmartt,Inc.(the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Notice of Exempt Offering of Securities on Form D, filed on March 22, 2019.

Sincerely,

Smartt,Inc. FKA Carsmartt,Inc.

/s/ Diego Visconti

Diego Visconti

Chief Financial Officer/Director